April 6, 2011

VIA EDGAR

Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Encore Energy Partners LP
Form 8-K
Filed April 5, 2011
File No. 001-33676

Ladies and Gentlemen:

Set forth below are the responses of Encore Energy Partners LP, a limited partnership formed under the laws of the State of Delaware, (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 6, 2011, with respect to the Partnership’s current report Form 8-K dated April 5, 2011 (the “Form 8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 8-K filed April 5, 2011

Changes in Certifying Accountant

1.1.
We understand you have dismissed Ernst and Young, LLP as your independent public accountant on April 4, 2011; however, you do not state whether the dismissal was approved by the board of directors or any audit or similar committee of the board as required by Regulation S-K, Item 304(a)(1)(iii). Please revise your filing to include this required disclosure.

Response:

The Partnership acknowledges the Staff’s comment and has filed an amendment to the Form 8-K which states that the audit committee of the board of directors of Encore Energy Partners GP LLC, the general partner of the Partnership, approved the dismissal of Ernst & Young LLP as the Partnership’s independent public accountant on April 4, 2011.

Pursuant to your request, in connection with responding to these comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have any questions regarding the above or the Partnership’s response to the Staff’s comment.

Sincerely,

/s/ Richard Robert

Richard Robert
Chief Financial Officer, Executive Vice President
and Secretary